Exhibit 99.1

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	December 31, 2018 RMB	December 31, 2018 USD
ASSETS
Current assets:
Cash and cash equivalents	2,783,843	404,893
Restricted cash	6,133	892
Short-term investments	930,610	135,352
Accounts receivable	655,261	95,304
Prepayments and other current assets	1,064,714	154,853
Due from related parties	126,990	18,470

Total current assets	5,567,551	809,764

Non-current assets:
Property and equipment, net	63,919	9,297
Intangible assets, net	48,421	7,043
Goodwill	617,837	89,861
Investment in equity investees	151,533	22,040
Other long term investments	1,697,510	246,893
Due from related parties	21,139	3,075
Deferred tax assets	88,896	12,929
Other non-current assets	35,830	5,211

Total non-current assets	2,725,085	396,349

Total assets	8,292,636	1,206,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	171,055	24,879
Accrued expenses and other current liabilities	1,514,642	220,296
Due to related parties	37,298	5,425
Income tax payable	112,770	16,402

Total current liabilities	1,835,765	267,002

Non-current liabilities:
Deferred tax liabilities	110,291	16,041
Other non-current liabilities	64,185	9,335

Total non-current liabilities	174,476	25,376

Total liabilities	2,010,241	292,378

Mezzanine equity:
Redeemable noncontrolling interests	687,847	100,043

Shareholders’ equity:
Ordinary shares	230	33
Treasury stock	(221,932)	(32,279)
Additional paid-in capital	2,742,893	398,937
Retained earnings	2,705,970	393,567
Accumulated other comprehensive income	249,304	36,260

Total Cheetah Mobile shareholders’ equity	5,476,465	796,518
Noncontrolling interests	118,083	17,174

Total equity	5,594,548	813,692

Total liabilities, mezzanine equity and equity	8,292,636	1,206,113

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended		For The Year Ended December 31,
	December 31, 2018	December 31, 2018	2018	2018
	RMB	USD	RMB	USD
Revenues	1,381,173	200,883	4,981,705	724,559
Utility products and related services	783,021	113,886	3,119,483	453,711
Mobile entertainment	555,597	80,808	1,778,867	258,725
Others	42,555	6,189	83,355	12,123
Cost of revenues	(416,399)	(60,563)	(1,540,633)	(224,076)

Gross profit	964,774	140,320	3,441,072	500,483
Operating income and expenses:
Research and development	(191,135)	(27,799)	(668,918)	(97,290)
Selling and marketing	(580,330)	(84,405)	(1,910,044)	(277,804)
General and administrative	(131,849)	(19,177)	(430,826)	(62,661)
Impairment of goodwill and intangible assets	(7,180)	(1,044)	(12,767)	(1,857)
Other operating income	20,771	3,021	48,705	7,084

Total operating income and expenses	(889,723)	(129,404)	(2,973,850)	(432,528)

Operating profit	75,051	10,916	467,222	67,955
Other income (expense):
Interest income, net	27,519	4,002	87,716	12,758
Foreign exchange gain, net	6,096	887	13,821	2,010
Impairment of investment impairment and convertible loans	(98,885)	(14,382)	(142,385)	(20,709)
Gain (Loss) from equity method investments, net	2,694	392	(384)	(56)
Other income, net	789,325	114,803	843,733	122,716

Income before taxes	801,800	116,618	1,269,723	184,674
Income tax expenses	(57,008)	(8,291)	(117,000)	(17,017)

Net income	744,792	108,327	1,152,723	167,657

Less: net income (loss) attributable to noncontrolling interests	11,457	1,666	(14,186)	(2,063)

Net income attributable to Cheetah Mobile shareholders	733,335	106,661	1,166,909	169,720

Earnings per share
Basic	0.52	0.08	0.80	0.12
Diluted	0.51	0.07	0.78	0.11

Earnings per ADS
Basic	5.19	0.76	8.05	1.17
Diluted	5.09	0.74	7.84	1.14

Weighted average number of shares outstanding
Basic	1,393,015,891	1,393,015,891	1,403,089,609	1,403,089,609
Diluted	1,420,765,216	1,420,765,216	1,440,414,849	1,440,414,849
Diluted (non-GAAP)			1,440,414,849	1,440,414,849

Weighted average number of ADSs outstanding
Basic	139,301,589	139,301,589	140,308,961	140,308,961
Diluted	142,076,522	142,076,522	144,041,485	144,041,485
Diluted (non-GAAP)			144,041,485	144,041,485

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(23,031)	(3,350)	182,978	26,613
Unrealized losses on available-for-sale securities, net	(1,203)	(175)	(3,734)	(543)

Other comprehensive (loss) income	(24,234)	(3,525)	179,244	26,070

Total comprehensive income	720,558	104,802	1,331,967	193,727
Less: Total comprehensive income (loss) attributable to noncontrolling interests	12,574	1,829	(40)	(6)

Total comprehensive income attributable to Cheetah Mobile shareholders	707,984	102,973	1,332,007	193,733

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in’000, except for per share data and percentage)

	For The Three Months Ended December 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,381,173				1,381,173		200,883
Cost of revenues	(416,399)	30.1%	160	0.0%	(416,239)	30.1%	(60,540)

Gross profit	964,774	69.9%	160	0.0%	964,934	69.9%	140,343

Research and development	(191,135)	13.8%	15,169	1.1%	(175,966)	12.7%	(25,593)
Selling and marketing	(580,330)	42.0%	2,665	0.2%	(577,665)	41.8%	(84,017)
General and administrative	(131,849)	9.5%	17,266	1.3%	(114,583)	8.3%	(16,666)
Impairment of goodwill and intangible assets	(7,180)	0.5%	—	0.0%	(7,180)	0.5%	(1,044)
Other operating income	20,771	1.5%	—	0.0%	20,771	1.5%	3,021

Total operating income and expenses	(889,723)	64.4%	35,100	2.5%	(854,623)	61.9%	(124,299)

Operating profit	75,051	5.4%	35,260	2.6%	110,311	8.0%	16,044
Net income attributable to Cheetah Mobile shareholders	733,335	53.1%	35,260	2.6%	768,595	55.6%	111,788

Diluted earnings per ordinary share (RMB)	0.51		0.02		0.53
Diluted earnings per ADS (RMB)	5.09		0.25		5.34
Diluted earnings per ADS (USD)	0.74		0.04		0.78

	For The Year Ended December 31, 2018
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	4,981,705				4,981,705		724,559
Cost of revenues	(1,540,633)	30.9%	206	0.0%	(1,540,427)	30.9%	(224,046)

Gross profit	3,441,072	69.1%	206	0.0%	3,441,278	69.1%	500,513

Research and development	(668,918)	13.4%	14,224	0.3%	(654,694)	13.1%	(95,221)
Selling and marketing	(1,910,044)	38.3%	8,967	0.2%	(1,901,077)	38.2%	(276,500)
General and administrative	(430,826)	8.6%	61,721	1.2%	(369,105)	7.4%	(53,684)
Impairment of goodwill and intangible assets	(12,767)	0.3%	—	0.0%	(12,767)	0.3%	(1,857)
Other operating income	48,705	1.0%	—	0.0%	48,705	1.0%	7,084

Total operating income and expenses	(2,973,850)	59.7%	84,912	1.7%	(2,888,938)	58.0%	(420,178)

Operating profit	467,222	9.4%	85,118	1.7%	552,340	11.1%	80,335
Net income attributable to Cheetah Mobile shareholders	1,166,909	23.4%	85,118	1.7%	1,252,027	25.1%	182,100

Diluted earnings per ordinary share (RMB)	0.78		0.06		0.84
Diluted earnings per ADS (RMB)	7.84		0.59		8.43
Diluted earnings per ADS (USD)	1.14		0.09		1.23